Filed by Alcoa Inc.

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: Alcan Inc.

Commission File No:

001-03677

Set forth below are excerpts from the conference call presented by Alain J.P. Belda, Chairman and Chief Executive Officer of Alcoa Inc., Charles D. McLane Jr., Vice President and Chief Financial Officer of Alcoa Inc., and Tony Thene, Director of Investor Relations of Alcoa Inc., on July 9, 2007, which excerpts relate to the potential combination of Alcoa Inc. and Alcan Inc.:

EXCERPT 1:

Tony Thene —Alcoa Inc.—Director of IR

Thank you. Good evening, and thank you for attending Alcoa’s second-quarter 2007 analyst conference. At today’s conference, Chuck McLane, Vice President and Chief Financial Officer, will review the second-quarter financial results, as well as current and next quarter’s anticipated business conditions. In addition, Alain Belda, Chairman and Chief Executive Officer, will then give an overview of the current market conditions and recent events.

Before I turn it over to Chuck, I would like to remind everyone that the information discussed on this call contains forward-looking statements that involve future events and known and unknown risks and uncertainties, including current expectations regarding Alcoa’s future performance and the potential benefits of the combination of Alcoa and Alcan. Actual results may differ materially from those discussed today in our presentation. Additional information concerning factors that may cause actual results to differ can be found in Alcoa’s and Alcan’s respective filings with the US Securities and Exchange Commission, and in Alcan’s case, the Canadian securities regulatory authorities.

Lastly, certain portions of this discussion concerning the proposed transaction are addressed in a registration statement which Alcoa has filed with the SEC and the Canadian securities regulatory authorities. We urge you to read the registration statement, because it contains important information.

In our discussion today, we have also included some non-GAAP financial measures. You can find our presentation of the most directly comparable GAAP financial measures calculated in accordance with Generally Accepted Accounting Principles and a related reconciliation on our website at www.alcoa.com under the “Invest” section.

At this point, let me turn it over to Chuck.

EXCERPT 2:

Alain Belda —Alcoa Inc.—Chairman, CEO

Now, let me give you a quick update on the Alcan offer. Since May 7, I have personally met with many shareholders. During those meetings, the majority of the questions are focused on four areas — synergies, growth opportunities, the commitment to Quebec and regulatory approval. I will address each of these quickly before taking your questions.

Alcoa is clearly the optimum partner for Alcan, with significant synergies of $1 billion that are available only to Alcoa and in an Alcan combination. Those synergies are achievable because of our substantial geographic and business overlaps. With those significant synergies as support, and based on Alcoa price as of July 6, the offer was at 37% premium to Alcoa [Alcan] 30 days average price, a 45% premium to the 90 days average price, and a 24% premium to their all-time closing high on May 4th.

The combined company will have a robust portfolio of potential projects that can meet the increasing demand and growth earnings. The combined company will be able to optimize the growth project pipeline and spread their risk by prioritizing projects that would be more difficult as a stand-alone company. We are confident that we can easily meet the terms of the Alcan continuity agreement with Quebec, and that condition is no longer an issue for our offer. Alcoa has an unparalleled ability to make commitments that meet and exceed all terms of the agreement and the Investment Canada Act. Beyond the obvious economic benefits that we can provide, Alcoa brings a world-class health safety and environment program and a reputation that is recognized in every country where we operate.

Concerning regulatory process, we have carefully considered the competition approvals. In June, we filed with the US competition authority all the forms required under the Hart-Scott-Rodino. Last week, we received a second request, and as expected, this is a normal part of the process and we were not surprised by this content and remain confident that our proposed remedies and targeted market will resolve our competitive concerns. We will respond promptly to the second request, and intend to satisfy all regulatory requirements in a reasonable timeframe. We have also filed the formal documents in Canada and Australia, and have submitted a draft to the European Commission as required.

Obviously, this is a key item in the transaction process, and we are moving as quickly as possible to gain the necessary regulatory approvals. We have announced that we have extended our offer to August 10, 2007, as we continue to pursue regulatory approval.

I believe Alcoa’s offer for Alcan is truly a winning strategy and strategic combination. It is full, fair, and provides a substantial value to Alcan shareholders. This transaction provides the necessary skill to compete in a changing global environment, combines an optimized portfolio of assets with an enhanced capacity for growth; combines strong technology, operations and talent with shared values and an unwavering commitment to sustainability, and an [is] EPS and cash flow per share accretive within the first year.

Together, Alcoa and Alcan will create the premier diversified global aluminum company, with $1 billion in annual synergies, enhanced cash flow and a complementary portfolio of assets and enhanced growth opportunities. I am confident that the combination of these two companies, two companies that belong together, will create a stronger future for both.

Thank you for your attention. Now, we would like to take your questions.

EXCERPT 3:

Kuni Chen —Banc of America Securities—Analyst

I guess, with my one question, I just want to ask about the upstream project pipeline with the potential merger with Alcan. Do you envision the pipeline changing substantially if Alcan and Alcoa merged? Phrased differently, do you think the organic growth potential of the combined company will be any different than if the two companies are separate?

Alain Belda —Alcoa Inc.—Chairman, CEO

No. I think the organic opportunities for the new company are the same. The opportunities continue to be in aerospace, transportation, marine, building and construction — all the same fields — and packaging.

Kuni Chen —Banc of America Securities—Analyst

So the growth potential is the same, whether it’s the combined company or whether they are separate?

Alain Belda —Alcoa Inc.—Chairman, CEO

The areas of opportunity are the same. The ability to do the right investment, if you’re talking about upstream —

Kuni Chen —Banc of America Securities—Analyst

Yes, upstream.

Alain Belda —Alcoa Inc.—Chairman, CEO

— I’m sorry, on upstream, the opportunities are also to improve the risks that are inherent to the choices that we have to make, as we look for energy around the world and decide where we’re going to invest. Every plant is a major capital expenditure; they cost over $2 billion. The political risk of every decision is different. So I think it permits us to optimize investment decisions, location decisions and also permits us to choose to expand on brownfield opportunities rather than greenfield opportunities.

Rob Clifford —ABN AMRO—Analyst

Along a similar vein, I was just wondering — I wanted to explore the enhanced capacity for growth point that you talked about in the merger, along with your debt to capital guidelines of 30% to 35%. Now, with the large cash component, it will exceed that, certainly, on our numbers, pretty easily. Does that mean that you will curtail organic growth if you’re successful in the Alcan deal to bring yourself back to that 30% to 35% rapidly, or would you tail down to that over a number of years?

Chuck McLane —Alcoa Inc.—VP, CFO

I think we’ve said from the beginning that once the transaction is consummated, that we will definitely go above that target range of 30% to 35%. If you looked at our pipeline right now, in something that gets started, we’ve got projects that are going on that are in our pipeline, but no new ones in a very short timeframe of two to three years.

So I don’t think it’s going to inhibit us. We already understand the leverage ratio that we are dealing with. But there’s also a strong set of cash flows that are coming, especially those projects that are currently in progress, that will start to generate cash flows next year and the year after.

EXCERPT 4:

Greg Barnes —TD Newcrest—Analyst

I was wondering if you can give us any clarification on what the next steps are for the European competition authorities and what timing might look like?

Alain Belda —Alcoa Inc.—Chairman, CEO

Well, this is the way it goes. You are going to have to submit the application once they comment on the draft application we made. I’m sure they are going to be working with the US DoJ, as they normally do, and this process will follow the normal process like you’ve seen many of those before. It just continues to go on, and we will answer the questions. There’s nothing new here.

Greg Barnes —TD Newcrest—Analyst

Do you have a timeframe on when their comments could come back to you on the draft?

Alain Belda —Alcoa Inc.—Chairman, CEO

No, no. We don’t have timeframes.

EXCERPT 5:

Tony Rizzuto —Bear Stearns—Analyst

With regard to the European regulatory environment, would you be prepared to divest Issoire if required to do so?

Alain Belda —Alcoa Inc.—Chairman, CEO

We will have to decide what we divest as we get the questions. We are not prepared to start negotiating or talking about that at this point in time.

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WHERE TO FIND ADDITIONAL INFORMATION

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”), each as amended. This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE OFFER. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities (“CSRA”) are available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).